AMARC RESOURCES LTD.
Suite 1020 - 800 West Pender Street
Vancouver, British Columbia V6C 2V6
Telephone No.: (604) 684-6365 Fax No.: (604) 684-8092

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special General Meeting (the “Meeting”) of Shareholders of Amarc Resources Ltd. (the “Company”) will be held at 1020 - 800 West Pender Street, Vancouver, British Columbia, on September 28, 2006, at 2:00 p.m., local time, for the following purposes:

A.	Annual General Meeting Matters

1.	To receive the report of the directors, the financial statements of the Company for its fiscal year ended March 31, 2006 and auditor’s report thereon.

2.	To elect five directors of the Company for the ensuing year.

3.	To appoint an auditor of the Company for the ensuing year.

B.	Special General Meeting Matters

1.

Alteration of Authorized Capital to Create Preferred Shares - To approve an ordinary resolution to alter the Notice of Articles to create a new class of Preferred Shares, without a maximum authorized number, issuable in series, with special rights and restrictions applicable to the class which permit the directors to affix specific rights and restrictions to each series if, as and when issued.

2.

New Articles – To adopt a new form of Articles in accordance with the Business Corporations Act (British Columbia) if the resolution approving the creation of a new class of Preferred Shares is passed by the shareholders at the Meeting.

3.	Share Option Plan - To consider the required annual resolution to approve the continuation of the Company’s 10% of capitalization rolling share option plan.

Other Matters

1.

To consider any permitted amendment to or variation of any matter identified in this Notice and to transact such other business as may properly come before the Meeting or any adjournment thereof. Management is not currently aware of any other matters that could come before the Meeting.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy or complete another suitable form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, August 28, 2006.

BY ORDER OF THE BOARD

/s/ Ronald W. Thiessen

President and Chief Executive Officer